UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Arno Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

042564203

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G CUSIP No. 042564203	PAGE 2 of 6

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OPKO Health, Inc. 75-2402409
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)

SOLE VOTING POWER:

2,261,903 shares of Common Stock

Series D Warrants to purchase up to 1,900,741 shares of Common Stock (see Item 4)*

Series F Warrants to purchase up to 357,142 shares of Common Stock (see Item 4)*

(6) SHARED VOTING POWER: 0
(7)

SOLE DISPOSITIVE POWER:

2,261,903 shares of Common Stock

Series D Warrants to purchase up to 1,900,741 shares of Common Stock (see Item 4)*

Series F Warrants to purchase up to 357,142 shares of Common Stock (see Item 4)*

(8) SHARED DISPOSITIVE POWER: 0
(9)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,261,903 shares of Common Stock

Series D Warrants to purchase up to 1,900,741 shares of Common Stock (see Item 4)*

Series F Warrants to purchase up to 357,142 shares of Common Stock (see Item 4)*

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%*
(12)	TYPE OF REPORTING PERSON: CO

*	As more fully described in Item 4, these reported securities are subject to a 9.99% blocker. However, as more fully described in Item 4, the securities reported in rows (5), (7), (9) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker.

Schedule 13G CUSIP No. 042564203	PAGE 3 of 6

ITEM 1(a). NAME OF ISSUER:

Arno Therapeutics, Inc.

ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

200 Route 31 North, Suite 104, Flemington, NJ 08822

ITEMS 2(a), 2(b) and 2(c). NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP:

(a)	Name of Person filing: OPKO Health, Inc.

(b)	Address of Principal Business Office: 4400 Biscayne Blvd., Miami, FL 33137

(c)	Citizenship: Delaware

ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, $0.0001 par value

ITEM 2(e). CUSIP NUMBER: 042564203

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent Holding Company, in accordance with Rule 13d- 1(b(ii)(G);
(h)	☐	Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Schedule 13G CUSIP No. 042564203	PAGE 4 of 6

ITEM 4. OWNERSHIP.

(a) Amount beneficially owned:

2,261,903 shares of Common Stock

Series D Warrants to purchase up to 1,900,741 shares of Common Stock

Series F Warrants to purchase up to 357,142 shares of Common Stock

(b) Percent of class: 8.8%

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

2,261,903 shares of Common Stock

Series D Warrants to purchase up to 1,900,741 shares of Common Stock

Series F Warrants to purchase up to 357,142 shares of Common Stock

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of:

2,261,903 shares of Common Stock

Series D Warrants to purchase up to 1,900,741 shares of Common Stock

Series F Warrants to purchase up to 357,142 shares of Common Stock

(iv)	shared power to dispose or to direct the disposition of: 0

As of the close of business on November 9, 2016, the total number of issued and outstanding shares of Common Stock of the Issuer was 49,349,749, which was provided by the Issuer. The percentage set forth in sub clause (b) above and on Row (11) of the cover page for the Reporting Person is based on the Issuer’s outstanding shares of Common Stock and assumes the exercise of the reported warrants (the “Reported Warrants”).

Pursuant to the terms of the Reported Warrants to purchase up to 1,900,741 shares and 357,142 shares respectively of Common Stock, the Reporting Person cannot exercise any of such Reported Warrants until such time as the Reporting Person would not beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock (“9.99% Blocker”). Consequently, at this time, the Reporting Person is able to exercise all of these Reported Warrants. Therefore, the percentage set forth in this Item 4 and in Row (11) of the cover page for the Reporting Person does not give effect to the 9.99% Blocker.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: N/A

Schedule 13G CUSIP No. 042564203	PAGE 5 of 6

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP: N/A

ITEM 10. CERTIFICATION. (if filing pursuant to Rule 13d-1(c))

The Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Schedule 13G CUSIP No. 042564203	PAGE 6 of 6

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2017	/s/ Kate Inman
OPKO Health, Inc.
By: Kate Inman, General Counsel, Secretary